Contact:

David Leichner

VP, WW Marketing

Magic Software Enterprises

(949) 250-1718 X299

davidl@magicsoftware.com

Magic Software Announces Resignation of Board Member

Or Yehuda, Israel (October 20, 2002) – Magic Software Enterprises (Nasdaq NMS: MGIC), a leading provider of application development technology and business solutions, announced today that Maya Liquornik has resigned as a member of its Board of Directors, effective immediately.

Maya Liquornik, a member of the Board of Directors since December 2000, cited personal reasons for her decision to resign from the board.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Systems group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 13710 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com.

Formula Systems is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.